THOMAS M. TAYLOR & CO.
                                 201 Main Street
                           Fort Worth, Texas 76102-3131
                                  817/390-8869



Mr. Jeffery Grade
Harnischfeger Industries
3600 South Lake Dr.
St. Francis, WI 53235-3716


                                 April 13, 1999


Dear Mr. Grade:

We received your letter of April 12 rejecting our request to meet with the non-management directors of the Company. While we are relieved that the Company has finally decided to hire an outside financial advisor to help evaluate alternatives to enhance shareholder value, we strongly disagree with your contention that the hiring of such an adviser "addresses the issues discussed" in our letter of April 6, 1999, and are disappointed that the non-management directors are unwilling to meet with one of its major shareholders.

Given the performance history of the Company and the credibility problem that this management team has with its shareholders, we are initiating a written consent process to solicit support for several reforms to the Company's governance structure. We believe that if these reforms are adopted, they will bolster the process currently being undertaken by the Company, and increase shareholders' confidence that meaningful steps will be taken to enhance shareholder value pursuant to this process.

We are thereby soliciting support for the following three corporate governance reforms through the written consent process as provided for under Delaware law and the Company's Bylaws:

       The first proposal will amend the Bylaws to require the Board to submit all significant (generally transactions with a value of over $100 million) merger, restructuring, joint venture, or similar transactions to a vote of stockholders for their prior approval;

       The second proposal will amend the Bylaws to separate the offices of Chairman and Chief Executive Officer and will provide that the Chairman must be a non-management (i.e., not a current or former employee) director;

       The third proposal will amend the Bylaws to permit stockholders holding not less than 25% of the Company's voting stock to call a meeting between all shareholders of the Company and the non-management directors.

In the weeks ahead, we remain open to a meeting with the non-management directors to discuss these reforms and the Company's efforts with respect to the value enhancement process.

Sincerely,



Thomas M. Taylor